

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

<u>Via E-mail</u>
Mr. Yanwei He
Chief Financial Officer
China Advanced Construction Materials Group, Inc.
9 North West Fourth Ring Road, Yingu Mansion Suite 1708
Haidian District, Beijing, People's Republic of China 100190

> **RE:** **China Advanced Construction Materials Group, Inc.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed September 23, 2011**
> **File No. 1-34515**

Dear Mr. He:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief